# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AST SpaceMobile, Inc., CIK 0001780312
CUSIP: 00217D100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706
Date of event which requires filing of this statement: 01/29/2026
Amends the filing with accession number 0001123292-25-000130
Filed by CIK 0001855428
Persons authorized to receive notices and communications: Vodafone Ventures Limited, Attn: Vodafone Group General Counsel, Vodafone House, The Connection, Newbury, Berkshire, United Kingdom (X0), RG14 2FN, 016-353-3251

## Reporting persons
- Vodafone Ventures Ltd (CIK 0001855428): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 14,516,197; sole dispositive power 0; shared dispositive power 14,516,197; aggregate amount beneficially owned 14,516,197 (5% of the class)
  Comment: The shares reported in rows (7) - (11) consist of (i) 5,471,743 shares of Class A Common Stock (the "Class A Common Stock") of AST SpaceMobile, Inc. (the "Issuer") and (iii) 9,044,454 common units (the "AST Common Units") of AST & Science LLC ("AST OpCo"). In addition, the Reporting Person beneficially owns 9,044,454 shares of Class B Common Stock of the Issuer (the "Class B Common Stock"). The Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer's capacity as managing member of AST OpCo), under certain circumstances, cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.
  
  The percentage in row (13) assumes (i) 277,628,960 outstanding shares of Class A Common Stock as of November 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025 and (ii) conversion of the 9,044,454 AST Common Units referred to above into shares of Class A Common Stock.
- Vodafone Group Plc: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 14,516,197; sole dispositive power 0; shared dispositive power 14,516,197; aggregate amount beneficially owned 14,516,197 (5% of the class)
  Comment: The shares reported in rows (7) - (11) consist of (i) 5,471,743 shares of Class A Common Stock and (ii) 9,044,454 AST Common Units. In addition, the Reporting Person beneficially owns 9,044,454 shares of Class B Common Stock of the Issuer. The Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer's capacity as managing member of AST OpCo), under certain circumstances, cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.
  
  The percentage in row (13) assumes (i) 277,628,960 outstanding shares of Class A Common Stock as of November 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025 and (ii) conversion of the 9,044,454 AST Common Units referred to above into shares of Class A Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: AST SpaceMobile, Inc.
Address of issuer's principal executive offices: Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706
Comment: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends the statement on Schedule 13D originally filed by Vodafone Ventures Limited, a private limited company organized under the laws of the United Kingdom ("VVL"), and Vodafone Group Plc, a public limited company organized under the laws of the United Kingdom (Vodafone Group Plc and, together with VVL, the "Reporting Persons") on April 16, 2021, as amended by Amendment No. 1 thereto filed on January 18, 2024 and Amendment No. 2 thereto filed on March 12, 2025 (such Schedule 13D, as amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. This Amendment No. 3 is being filed to report that the Reporting Persons ceased to be a beneficial owner of more than five percent of the outstanding shares of Class A Common Stock due to an increase in the Issuer's total number of outstanding shares of Class A Common Stock and not as a result of any transactions by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons set forth in Rows 7 through 13 of the respective cover pages to this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons set forth in Rows 7 through 13 of the respective cover pages to this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions with respect to the Class A Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer's Class A Common Stock as a result of an increase is the number of outstanding shares of the class, as reported by the Issuer, effective November 10, 2025 and not as a result of any transactions by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement dated April 16, 2021 (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on April 16, 2021)

## Signatures
- Vodafone Ventures Ltd: /s/ Timothy Boddy, Timothy Boddy, Director (02/17/2026)
- Vodafone Group Plc: /s/ Maaike de Bie, Maaike de Bie, Group General Counsel & Company Secretary (02/17/2026)